Exhibit

Exhibit Description

99.1	Announcement on 2014/03/31: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2014/04/18: To announce the differences for 2013 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.

99.3	Announcement on 2014/04/23: UMC will convene 1Q 2014 Investor Conference

99.4	Announcement on 2014/04/23: Represent subsidiary Tera Energy Development Co., Ltd. and EverRich Energy Corporation to announce related materials on merger

99.5	Announcement on 2014/04/09: March Revenue

99.6	Announcement on 2014/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/03/24~2014/03/31
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $2,495,962,877 NTD; total transaction price: $2,495,962,877 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

To announce the differences for 2013 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2014/04/18
2. Cause of occurrence: To announce the differences for 2013 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.
3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs), the Company reported consolidated net income attributable to the stockholders of the parent of NT$12,630,203 thousand, basic earnings per share of NT$1.01 and diluted earnings per share of NT$0.95 for the year ended December 31,2013. As of December 31, 2013, the Company reported total assets of NT$295,902,829 thousand, total liabilities of NT$83,461,653 thousand, non-controlling interests of NT$4,319,988 thousand, and equity attributable to the parent company of NT$208,121,188 thousand.

(2) For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Committee (SEC), the Company prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to the stockholders of the parent of NT$12,608,881 thousand, basic earnings per share of NT$1.02 and diluted earnings per share of NT$0.96 for the year ended December 31,2013. As of December 31, 2013, the Company reported total assets of NT$293,913,927 thousand, total liabilities of NT$84,269,941 thousand, non-controlling interests of NT$4,319,988 thousand, and equity attributable to the parent company of NT$205,323,998 thousand.

(3) The differences between the Company’s 2013 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of 10% tax on unappropriated earnings and the accounting treatment of treasury stock.

4. Any other matters that need to be specified: For more details, please refer to the 2013 Form 20-F we filed with the U.S. SEC.

Exhibit 99.3

UMC will convene 1Q 2014 Investor Conference

1. Date of the investor conference: 2014/04/30
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q1 2014 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary Tera Energy Development Co., Ltd. and EverRich Energy Corporation to announce related materials on merger

1.	Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): Merger

2. Date of occurrence of the event: 2014/04/23
3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): Tera Energy Development Co., Ltd. (existing company). EverRich Energy Corporation (extinguished company).
4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): Tera Energy Development Co., Ltd.; EverRich Energy Corporation
5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: Tera Energy Development Co., Ltd. is a 100% holding subsidiary of United Microelectronics Corporation¡FEverRich Energy Corporation is a 100% holding subsidiary of United Microelectronics Corporation.

The reason for the decision: Base on the consideration of group resources integration and the industrial economies of scale, which will have a positive effect on shareholders’ equity after merger.

6. Purpose/objective of the merger/acquisition: To integrate resources, improve operating performance and strengthen the Company’s overall competitiveness.
7. Anticipated benefits of the merger/acquisition: The merger will improve financial structure and reduce operating cost.
8. Effect of the merger or consolidation on net worth per share and earnings per share: It will reduce operating cost and has a positive effect on net worth per share and earning per share.
9. Share exchange ratio and basis of its calculation: The share exchange ratio is 1 EverRich Energy Corporation (extinguished company) ordinary shares converted into 1.18 newly-issued Tera Energy Development Co., Ltd. (existing company) share.

Basis of calculations: Based on 2013 audited financial reports of both parties, opinion of an independent professional on the reasonableness of the share exchange ratio and other related factors.

10. Scheduled timetable for consummation: The tentative effective date of merger will be 2014/06/03.
11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: The existing company takes all the rights and obligations of the extinguished company upon merger.
12. Basic information of companies participating in the merger: Company name:

Tera Energy Development Co., Ltd.

Date of establishment: 2011/07/19

Capital: NT$180,000,000

Chairman: Chuan-Fang Sheng

Address: 1F, No.1, Jinshan 8th St., East Dist., Hsinchu City 300, Taiwan (R.O.C.)

Main Business: Energy Technical Services

Company name: EverRich Energy Corporation

Date of establishment: 2009/10/05

Capital: NT$202,139,700

Chairman: Chuan-Fang Sheng

Address: No.1, Jinshan 8th St., East Dist., Hsinchu City 300, Taiwan (R.O.C.)

Main Business: Solar engineering integrated design services

13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): NA
14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: No
15. Other important stipulations: No
16. Do the directors have any objection to the present transaction?: No

Exhibit 99.5

United Microelectronics Corporation
April 9, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
March	Net sales	11,289,431	9,598,645	1,690,786	17.61%
2014	Net sales	31,693,585	27,781,416	3,912,169	14.08%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	41,624,238
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of March, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of Feb	Number of shares as
Title	Name	28, 2014	of Mar 31, 2014	Changes
Director	Wen-Yang Chen	2,402,153	2,202,153	(200,000)
Vice President	S C Chien	1,944,648	1,444,648	(500,000)
Associate Vice President	H B Lu	556,425	380,425	(176,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	Feb 28, 2014	Mar 31, 2014	Changes
—	—	—	—	—